NO ACT

PE
1-5-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09004305

March 3, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-3-09

Ning Chiu
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: CVS Caremark Corporation
Incoming letter dated January 5, 2009

Dear Ms. Chiu:

This is in response to your letters dated January 5, 2009 and February 4, 2009 concerning the shareholder proposal submitted to CVS by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 30, 2009 and February 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 602
New York, NY 10007-2341

March 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated January 5, 2009

The proposal requests that the board issue a report to shareholders on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7), as relating to CVS' ordinary business operations (i.e., sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CVS relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 4, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CVS Caremark Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds ("the Funds")</u>

To Whom It May Concern:

This letter is a brief reply on behalf of the Funds to the letter dated February 4, 2009 that CVS Caremark Corporation's ("CVS" or "the Company") submitted in further support of its no-action request.

First, CVS concedes in its letter that the sale of tobacco products by retailers such as CVS is the subject of significant public debate. On page 2, the Company states, "We are respectful of the debate surrounding whether retailers, including CVS, should sell tobacco products." CVS further states, on page 3, "It is clear that the appropriate forum for engaging in public policy debates on the merits of prohibiting the use or sale of tobacco products is through legislative initiatives, not the shareholder proposal process provided under Rule 14a-8." Given that the sale of tobacco products is a significant social policy issue, the Proposal may not be excluded under Rule 14a-8(i)(7).

Second, CVS claims that tobacco products are a minor and inconspicuous part of the Company's business. As anyone who walks into a pharmacy chain such as CVS will recognize, customers must always walk past the "front-end merchandise," including highly visible tobacco products, before they reach the pharmacy. Accordingly, whether those tobacco products in the front of the store attract customers to the pharmacy, or repel health-conscious customers from it, they are likely to have an impact on the Company's business that goes far beyond the revenue from the tobacco products themselves. In any event, the grave injury to public health from CVS's sale of tobacco products, and the resulting harm to the Company's reputation, exist regardless of what percentage of CVS's revenue is directly or indirectly attributable to the sale of tobacco products. As such, the sale of tobacco is indeed "otherwise significantly related to the company's business," and so the Proposal may not be excluded under Rule 14a-8(i)(5).

Therefore, the Funds reiterate their request that CVS's request for "no-action" relief be denied.

Very truly yours,



Janice Silberstein
Associate General Counsel

cc: Ning Chiu, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

February 4, 2009

Re: Stockholder Proposal of the Office of the Comptroller of New York City Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "**Company**" or "**CVS**"), we are filing this letter in response to the letter dated January 30, 2009, with respect to the above-referenced shareholder proposal and supporting statement (the "**Proposal**") submitted by the Office of the Comptroller of New York on October 28, 2008, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (the "**Proponent**") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the "**2009 Proxy Materials**").

We hereby reiterate our request that the staff of the Office of Chief Counsel (the "**Staff**") confirm that it will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Proposal from its 2009 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov, and sent a copy to the Proponent at the same time. We have been advised by the Company as to the factual matters set forth herein.

<u>Decisions to Sell a Particular Product Involve Ordinary Business Matters, Not Social Policy Issues</u>

As we described in our prior letter to the Staff dated January 5, 2009 (the "**CVS Letter**"), in analyzing whether certain product decisions involve social policy issues that transcend the ordinary business exclusion under Rule 14a-8(i)(7), the Staff has distinguished between companies that manufacture those products and those that offer them for sale. The Staff has repeatedly held that decisions as to the sale of a particular product by a retailer involve ordinary business operations and thus shareholder proposals related to a company's product decisions may be omitted under Rule 14a-8(i)(7), including the sale of tobacco products.

We are respectful of the debate surrounding whether retailers, including CVS, should sell tobacco products. As the Proponent indicates in its letter, Mr. Tom Ryan, CVS' chief executive officer, has spoken publicly about management's discussions related to its decision to continue selling tobacco products, by noting it as "something we wrestle with" and citing "internal debates and discussions." We believe that this further demonstrates that product decisions are fundamental to management's role in managing the company in the best interest of its shareholders, which for the retail environment includes management's ability to select merchandise offered by its stores after an assessment of the financial, marketing, reputational, competitive and other factors affecting the Company and other relevant constituencies.

The Proponent indicates that it believes that the two most recent examples cited in the CVS Letter related to shareholder proposals banning sales of products that the Staff confirmed could be excluded, *PetSmart, Inc.* (April 14, 2006) (proposal requesting that the board issue a report on whether PetSmart intends to end all bird sales in the face of evidence of overpopulation) and *Wal-Mart Stores, Inc.* (Mar. 24, 2008) (proposal requesting that the board issue a report on the viability of Wal-Mart's UK cage-free egg policy), are "situations not as grave as those covered by the Proposal." The proponents who submitted the PetSmart and Walmart proposals may disagree.

We are concerned about attempts to make these types of distinctions through the Rule 14a-8 shareholder proposal process for retailers that sell a wide variety of products, as to when and whether the decision to sell a particular product is no longer a matter of ordinary business for company management but instead becomes elevated to a social policy issue. Advocates could also use the Rule 14a-8 process to seek to further their agendas by seeking to spotlight retailer sales: of beer and wine by supermarkets and other retail establishments for alcohol addiction concerns (on the basis that alcoholism is a matter of grave social concern); of guns and ammunition in general retail stores for gun control concerns (on the basis that gun violence is a matter of grave social concern); or, of snack foods or sugared beverages in supermarkets or drugstores for obesity concerns (on the basis that child and adult obesity are matters of grave social and economic concern).

Initiatives to Ban Sales and Use of Tobacco Products should be Regulated by Laws, not through the Rule 14a-8 Shareholder Proposal Process

Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**") reverses prior Staff positions up to that point in acknowledging that the Staff will return to its prior case-by-case approach in evaluating employment-related shareholder proposals raising social policy issues. The 1998 Release specifically indicates that the general policy of the ordinary business exclusion remains that the resolution of "ordinary business problems" should be confined to management and the board of directors, and only those that focus on "sufficiently significant social policy issues" are appropriate for a shareholder vote, noting that the Staff will take into account the nature of the proposal and the circumstances of the company to which it is directed. Shareholder proposals related to executive compensation matters, for example, are generally viewed as a core governance issue that should be in the shareholder domain, and beyond a company's management of its ordinary business.

The Proponent's letter cites multiple examples of bans imposed on the sale or use of tobacco products, all related to governmental regulations or voluntary business actions, and none through the SEC Rule 14a-8 shareholder proposal process. The letter cites the passage of laws at local and state levels regarding comprehensive smoking bans that cover public areas, smokefree laws for workplaces, restaurants and bars, and nonsmoking rooms in hotels. Bans on the sale of cigarettes by the Boston Public Health Commission and the city of San Francisco are also noted, as well as voluntary actions by one retailer that ceased to sell cigarettes. It is clear that the appropriate forum for engaging in public policy debates on the merits of prohibiting the use or sale of tobacco products is through legislative initiatives, not the shareholder proposal process provided under Rule 14a-8. The process by which government imposes and regulates laws on ordinary business matters allows for open and public discourse and for interested parties to engage in debates on the merits of the issues.

The Proposal Relates to an Assessment of the Risks and Benefits of Selling Tobacco Products

Staff Legal Bulletin No. 14C, also cited by the Proponent in its letter, expands upon the notion in the 1998 Release as to the analysis of proposals that make reference to environmental or public health issues. Proposals are excludable if they focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health. While the Proponent asserts in its January 30, 2009 letter that it has not asked CVS for an assessment of its risks and liabilities related to the sale of tobacco products (and "instead properly seeks a report on steps to end tobacco sales"), the Proposal asks the Company to report on how it is "responding to rising regulatory, competitive and public pressures" to cease selling tobacco products.

The Company would need to conduct a thorough internal assessment of risk in providing a report on its decision regarding whether to continue the sale of tobacco products, in particular, as to regulatory, competitive and reputational risks. The Proponent's letter indicates that "CVS's reputation is seriously affected" by the sale of tobacco products, again seeking that the Company focus on analyzing the risks related to possible reputational harm from selling these products. In responding to the Proposal and considering whether to cease tobacco sales, the Company would be required to determine the possible benefits to its corporate reputation against any business and other losses from its failure to offer the same products as its competitors, among other factors.

Tobacco Products Are Not Significantly Related to the Company's Business

The CVS Letter provides information confirming that the sale of tobacco products accounted for substantially less than 5% of each of its gross sales, net earnings and total assets. Tobacco products are only one of 81 categories of front-store products and a handful of the approximately 20,000 varieties of items sold. The Company does not market or otherwise advertise the sale of tobacco products, and in fact the products are not prominently displayed and must be specifically requested by customers to prevent sales to minors. Last year, a Wall Street Journal article included statistics indicating that convenience stores are the biggest sellers of cigarettes, accounting for more than 64% of the volume sold in the U.S. in 2006. Grocery stores or supermarkets and tobacco outlets are the next top sellers, each category accounting for about 11% of the volume after convenience stores. In fact, these three retail establishments contribute to over 86% of the total volume of cigarettes sold, with drugstores by comparison only selling about 3.5% of the total volume. ("*Drugstore Tobacco Sales Under Fire*", Wall Street Journal, July 29, 2008).

The Proponent cites to a quote from Mr. Ryan in November 2007 as to the absolute dollar value of cigarette sales. However, as Rule 14a-8(i)(5) recognizes, sales volumes should be examined on a relative basis as a total percentage of company sales in determining its significance to the Company. In 2007, tobacco sales represented approximately 1% of the Company's revenues. It is true that once in the store, customers (including cigarette customers) may buy other products. However, prescription drugs are the key product lines in the Company's retail drugstore business (representing over 67% of retail drugstore sales and over 80% of total company sales). CVS does not believe that consumers come in to the stores to buy cigarettes and then, once there, are attracted to buy drug products. CVS therefore believes that tobacco products, notwithstanding the absolute dollar value of their sales, are not otherwise significantly related to the Company's business.

As CVS's decision to offer certain products in its retail stores is a core management function and not an appropriate subject for shareholder consideration, the Proposal should be excludable as part of CVS's ordinary business choice.

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2009 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Ning Chiu

cc: Patrick Doherty (Office of the Comptroller of New York City)
Janice Silberstein (Office of the Comptroller of New York City)
Tom Moffatt (CVS)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

January 30, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CVS Caremark Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 5, 2009 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Davis Polk & Wardwell on behalf of CVS Caremark Corporation ("CVS" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2009 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rules 14a-8(i)(7) and 14a-8 (i)(5) under the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 5, 2009 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. In light of the unprecedented and rising public concerns about the health risks from the use of tobacco, the Proposal, which calls for a report on the Company's response to pressures to halt sales of tobacco products, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Funds respectfully request that the Division of Corporation Finance (the "Division" or the "Staff") deny the relief that CVS seeks.

II. PROPOSAL

The Proposal consists of five whereas clauses followed by a resolution. Among other things, the whereas clauses note that CVS/Pharmacy is the largest retail pharmacy chain, with approximately 6200 stores across 38 states; CVS sells cigarettes and other tobacco products; cigarette smoking is a leading cause of illness and premature deaths in the United States; a number of governmental jurisdictions in the United States and abroad have banned or are considering legislation to ban the sale of tobacco products in pharmacies; and several major prescription drug retailers have already banned sales of tobacco products in their retail outlets.

The Resolved Clause then states:

> "THEREFORE, shareholders request that the Board of Directors prepare a report to be made available to shareholders by November 30, 2009, on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information."

Background

CVS is the largest provider of prescriptions and related health care services. It is the No. 1 retail clinic operator, having 500+ MinuteClinic locations in 25 states. MinuteClinics are staffed primarily by nurse practitioners and physician's assistants. CVS is the largest employer of pharmacists and nurse practitioners. MinuteClinics treat a limited number of common ailments and offer routine vaccinations. Company Fact Sheets.

II. THE COMPANY HAS NOT SHOWN THAT IT MAY OMIT THE PROPOSAL UNDER RULE 14a-8(i) (7).

In its letter of January 5, 2009, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Concerns a Significant Social Policy Issue and Focuses on Risks to the Public Health, and Thus May Not Be Omitted as Relating to "Ordinary Business" Under Rule 14a-8(i) (7).

1. The public concern over the health risks of tobacco use and exposure to secondhand smoke, already high, has risen exponentially during the last few years.

The scientific reports of the dangers of tobacco, including to those who do not smoke, continue unabated, and the resulting public and governmental efforts to limit the sale and use of tobacco have reached unprecedented levels in the past five years.

The Company itself has recently expressed that same health concern: Cigarettes are the "single most preventable cause of death in the nation and one of the largest contributors to soaring health care costs," said CVS Chairman of the Board, President and Chief Executive Officer Thomas M. Ryan. Reuters (11/14/07). Mr. Ryan then added, with respect to stopping the sale of cigarettes, "I wouldn't rule it out at some point down the road." Reuters (11/14/07).

As shown below, statements from 2006 onward by those in the public health field support CVS's view of the grave health risks, and evidence the great public interest in the issue, while legal trends show the sharp rise in limitations on tobacco use or sale.

"If you avoid smoking, you have avoided the Mount Everest of avoidable health hazards." Dr. Michael Thun, vice president of epidemiology and surveillance research for the American Cancer Society. "Lung Cancer Still the Biggest Cancer Killer, by Far," www-bio-medicine.org. (12/27/08).

"Smoking is the most lethal activity in our society." Dr. James Mulshine, professor of internal medicine and associate provost for research at Rush University Medical center in Chicago. HealthDay News (2/27/08).

"I think that 2009 has the potential to be the most historic year in making progress on tobacco at the federal level since the first surgeon general's report in 1964," said Matthew L.Meyers, the head of a nonprofit antismoking group. Further, he stated that the Democrats who are expected to help reinforce the efforts against tobacco include Health and Human Services Secretary, Tom Daschle, "who has been an ardent opponent of the cigarette industry." "Coming Down on Tobacco," New York Times (1/6/09).

In "Maximizing Our Nation's Investment in Cancer," a report released in October, 2008 by the President's Cancer Panel, the panel recommended: "Ending the scourge of tobacco," which is a known cause of at least 15 different types of cancer, accounts for 30 percent or more of all cancer deaths, and 87 percent of deaths from lung cancer. HealthDay News (10/23/08).

In 2006, Surgeon General Richard H. Carmona addressed the hazards of secondhand smoke:

> "The health effects of secondhand smoke exposure are more pervasive than we previously thought...The scientific evidence is now indisputable: Secondhand smoke is not a mere annoyance. It is a serious health hazard that can lead to disease and premature death in children and nonsmoking adults." "U.S. Details Dangers of Secondhand Smoking,"

The Washington Post (6/28/06).

Adding to the growing body of evidence on the harmful effects of exposure to smoking, a Finnish study published in the American Heart Association journal, "Circulation," concluded that even small amounts of secondhand tobacco smoke can damage a child's arteries. "Study backs up warnings over second hand smoke," Reuters (6/7/07).

Smoking increases the risk of developing colorectal cancer by about 18 percent and the risk of dying from the malignancy by about 25 percent, according to a study conducted in Italy, which was published in the *Journal of the American Medical Association.* "Smoking Ups Colon Cancer Risk," HealthDay News (12/16/08).

In response to the increased public debate and awareness of the dangers of tobacco smoke, a number of states have passed comprehensive smoking bans that cover offices, restaurants, bars, bingo halls, bowling alleys, nightclubs, and/or public transportation:

California (1998); **Delaware** (2002); **New York** (2003); **Maine** (2004); **Connecticut** (2004); **Massachusetts** (2004); **Rhode Island** (2004); **Vermont** (2005); **Montana** (2005, bars and casinos go smoke-free in 2009); **Washington** (2005); **New Jersey** (2006); **Colorado** (2006); **Hawaii** (2006); **Ohio** (2006); **Arizona** (2007); **New Mexico** (2007); **New Hampshire** (2007); **Minnesota** (2007); **Illinois** (2008); **Maryland** (2008); **Pennsylvania** (2008); **Utah** (comes into force in stages by 2009).

www.ashscotland.org. Notably, more than 2/3 of the enactments occurred very recently, *i.e.,* during the years 2005-2009.

That striking recent trend has occurred at the local level, too. The graph on the following page of this letter, from the American Nonsmokers' Rights Foundation, dramatically illustrates the huge increase from 1993-2009 in the number of local 100% smokefree laws, i.e., those that require smokefree workplaces restaurants and bars. It should be noted that there are now 339 such local laws, and 218, or 67%, became effective just during the years 2006 through 2009. www.anrf.org.

Also demonstrating the increased public discussion and awareness of the dangers of tobacco smoke is the increase in state and local laws that restrict smoking in hotel and motel guest rooms. For example, the following states have, in the last few years, enacted legislation requiring that at least 75% of the rooms be nonsmoking ones: Nebraska (2009); Oregon (2009); Illinois (2008); Iowa (2008); Maryland (2008);Pennsylvania (2008); Tennessee (2007); New Mexico (2007); Colorado (2006); Hawaii (2006); New Jersey (2006); and Ohio (2006). Further, there are approximately 567 local laws restricting smoking in hotel and motel guest rooms, and significantly, approximately 298 became effective during the years 2006-2009. Most of the newer laws require that at least 75% of the rooms be nonsmoking. www.no-smoking.org.

Additionally, as the public has becomes educated on the serious risks arising from exposure to secondhand smoke, legislators are taking action to reduce exposure in vehicles. Commencing in 2006, laws barring smoking in cars in which children are passengers have been enacted in California, Louisiana, Arkansas, Maine and Puerto Rico. Id.

The issue has received international attention, as well. Recently, the World Health Organization announced its pleasure that the U.N. General Assembly passed a resolution that imposes "a complete ban" on indoor smoking and tobacco sales. "Tobacco is the leading preventable cause of death, killing 5.4 million people per year from lung cancer, heart disease and other diseases, according to the WHO Report on the Global Tobacco Epidemic, 2008, which was released in February." "WHO welcomes smoking ban at UN headquarters." "Statement", World Health Organization (11/6/08).

Most recently, as reported just this week, an antismoking law was enacted in Belmont, California that prohibits smoking in all apartment buildings. "Smoking Ban Hits Home. Truly," New York Times (January 27, 2009). "I think Belmont broke through this invisible barrier in the sense that it addressed drifting smoke in housing as a public health issue...They simply said that secondhand smoke is no less dangerous when it's in your bedroom than in your workplace," said Serena Chen, the regional director of policy and tobacco programs for the American Lung Association of California. *Id.*

In sum, a result of the increased public debate over tobacco use, and increased awareness of the dangers of secondhand tobacco smoke and the risks to children, the last

ANRF AMERICAN NONSMOKERS' RIGHTS FOUNDATION

Defending your right to breathe smokefree air since 1976

January 4, 2009

Local 100% Smokefree Laws in all Workplaces,* Restaurants, and Bars: Effective by Year**


345
330
315
300
285
270
255
240
225
210
195
180
165
150
135
120
105
90
75
60
45
30
15
0
New Ordinances Per Year
Cumulative Total of Ordinances - All Prior Years
2
1
3
1
2
6
4
3
10
15
26
21
27
56
75
72
15
1993 (2)
1994 (3)
1995 (6)
1996 (7)
1997 (9)
1998 (15)
1999 (19)
2000 (22)
2001 (32)
2002 (47)
2003 (73)
2004 (94)
2005 (121)
2006 (177)
2007 (252)
2008 (324)
2009 (339)
Total Number of Laws Effective By Year

Only municipalities with ordinances or regulations that have effective dates through 2009 and do not allow smoking in attached bars or separately ventilated rooms and do not have size exemptions are listed here.

*Includes both public and private non-hospitality workplaces, including, but not limited to, offices, factories, and warehouses

**Includes any attached bar in the restaurant.

five years have seen a huge rise in smoking bans all across the United States.

2. The heightened public debate over tobacco use, and the resulting smoking bans, have led to both statutory and voluntary bans on tobacco sales at pharmacies.

The Proposal, in its request for a report on CVS's response to "pressures to halt sales of tobacco products," reflects a rising nationwide trend for cities to ban the sale of tobacco products at pharmacies, and for retail stores with pharmacies to voluntarily halt such sales as well.

Thus, the Boston Public Health Commission has banned cigarette sales in drugstores and on college campuses. "The rules place Boston at the vanguard of the campaign to reduce cigarette smoking. They emerge a month after state disease trackers reported that a four-year-old statewide ban on smoking in restaurants and bars appeared to be responsible for a dramatic reduction in heart attack deaths. The Boston Globe (12/12/08).

Last year, San Francisco became the first city in the nation to ban the sale of tobacco products in pharmacies. "They do, if they sell cigarettes, send an implicit message that smoking is acceptable because the public views those stores as health-promoting businesses, places they go to get well," the Deputy City Attorney said. "If a doctor's office sold cigarettes, that would clearly give people the wrong idea about cigarettes." San Francisco Chronicle (10/1/08).

The public policy behind such a ban is clear:

> "People go to their neighborhood pharmacies to buy products to stay healthy and to get better when they are sick, not to buy products that kill, says Robin Corelli, Professor of Clinical Pharmacy at the UCSF School of Pharmacy. "It's unconscionable for a health-care business to promote or profit from the sale of the leading cause of preventable death in the US. Chain drug stores appear to want to have their cake and eat it too. In advertisements, they portray themselves as partners in America's healthcare system. Some, like CVS, even have health clinics in their stores."

"Why Cigarettes and Pharmacies Don't Mix: Prescription for Change," Americans for Nonsmokers' Rights (10/3/08).

In 2008, Wegmans Food Markets, which has in-house pharmacies, became one of the first major grocery chains to stop selling cigarettes. "It only makes sense for retailers with pharmacy operations, who are trying to promote their role in the health care business to drop cigarette sales," said Dr. Michael Cummings, chairman of Roswell Park Cancer Institute's department of health behavior. When questioned why the chain was singling out tobacco products, while continuing to sell other products that are criticized as unhealthy, a Wegmans' spokesperson said, "Wegmans believes tobacco products are different from other criticized items...We think that this is a product that stands alone." News Business Reporter (1/5/08). New York State Health Commissioner Richard F. Daines, M.D., presented Wegmans Food Markets CEO, Danny Wegman, with the first New York State Tobacco Control Leadership Award. Governor David Paterson said, "Today we recognize Wegmans' vision and leadership in advancing the health of New Yorkers and its commitment to creating a more healthful environment for its customers and employees by removing cigarettes and tobacco products from all Wegmans Food Markets." www.health.state.ny (9/25/08).

As noted earlier, CVS itself has acknowledged both the health risks and consequent pressures to limit tobacco use, and the prospect of the Company halting tobacco sales. CVS Chief Executive Thomas Ryan said at the Reuters Health Summit in New York, "We have a vision in our company to strive to improve human life and it is a challenge around cigarettes...But it's something we wrestle with. We've had internal battles and discussions." On stopping the sale of cigarettes, he said "I wouldn't rule it out at some point down the road." Reuters (11/14/07). Clearly, CVS itself recognizes that the sale of tobacco at a pharmacy – including CVS itself -- is an appropriate topic for public debate, and hence a legitimate subject for a shareholder proposal.

3. A report on the Company halting the sale of tobacco relates to a critical public health issue, and does not impinge on ordinary business.

The deleterious effect of tobacco products on the health of users, their families and others, and the efforts to limit those dangers, has become over the past several years the nation's single most significant and compelling public health issue. Accordingly, under the basic principles set out in the Commission's Release and the Division's Staff Legal Bulletins, a Proposal for a report on a step to limit those public health dangers cannot be omitted from proxy materials under Rule 14a-8(i)(7).

The Commission first set out its basic guidance on such matters in Exchange Act Release No. 40018, explaining that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Subsequent Staff Legal Bulletins have built on the 1998 Release, to make clear that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i) (7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A,* which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

More recently, *Staff Legal Bulletin 14C* (June 28, 2005) ("SLB 14C") made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal explicitly does here, do not relate to "ordinary business." That Bulletin stated, in relevant part:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In *SLB 14C*, the Staff provided a chart to illustrate when a company may and may not exclude a proposal under Rule 14a-8(i) (7).The Proposal is closely analogous to the Exxon Mobil Corp. (March 18, 2005) proposal the Staff included in the chart to show what proposals a company may not exclude as relating to ordinary business. In Exxon, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas . . . ." The Staff sided with the shareholders because they were primarily concerned with company matters that may affect the public as a whole. The Staff referred to the Xcel Energy Inc. (April 1, 2003) proposal as an example of when the Staff would concur with the company's view that a proposal should be excluded. In Xcel, the proponents requested, "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)". The Proposal thus differs in critical respects from the Xcel proposal, since the Proposal does not request a report on economic risks or benefits. As in Exxon, the Proposal is focused on means to address a serious threat to the public and therefore, consistent with *SLB 14C*, it may not be excluded.

In support of its "ordinary business" position, the Company cites some older no-action letters concerning the sale of tobacco products, in which the Staff granted no action relief under Rule 14a-8(i)(7):Albertson's Inc. (March 23, 2001); Wal-Mart Stores, Inc. (March 20, 2001); Albertson's, Inc. (March 18, 1999); Walgreen Co. (September 29, 1997). However, given the profound change in the public debate as to limitations on tobacco sale and use as a public health risk, these no-action letters, dated from 1997 -2001, are so stale as to be completely irrelevant. The Company similarly cited older no-action letters regarding the sale of tobacco and restricting youth access. J.C. Penney Company, Inc. (March 2, 1998); CVS Corporation (March 2 1998); Rite Aid Corporation (March 5, 1997); Wal-Mart Stores, Inc. (March 3, 1997). However, all of these no-action letters are from 1997 and 1998, and for that reason, irrelevant, too, as the result of the change in public perceptions.

We respectfully submit that under the guidance of the 1998 Release and SLB 14C, and in light of changed facts, it is now timely for the Staff to advise that proposals that either call for an end to tobacco sales –particularly by pharmacies – or for reports on such steps may not be omitted under the ordinary business exception of Rule 14a-8(i)(7).

Such an outcome would be comparable to the Staff's action in American Brands, Inc. (February 22, 1990). There, the Staff reversed its previous position regarding allowing the exclusion of proposals relating to the manufacture of tobacco products.

> "In the staff's view, those prior letters failed to reflect adequately the growing significance of the social and public policy issues attendant to operations involving the manufacture of tobacco related products. In the Division's view, the proposal, which would call on the Board to take actions leading to the eventual cessation of the manufacture of tobacco products, goes beyond the realm of the Company's ordinary business. Accordingly, the Division does not believe that the Company may rely on rule 14a-8(c)(7) as a basis for omitting the proposal."

Just as the Staff in American Brands recognized the change in the manufacturing context, the Funds urge the Staff to recognize the increased public debate and media coverage of the last several years regarding tobacco as a public health hazard and reverse their historical position of allowing retailers to rely on rule 14a-8(i)(7) as a basis for excluding a proposal pertaining to their sale of tobacco products.

None of the additional no-action letters CVS cited regarding the sale of particular products by a retailer compels any different result. The Company cites, for example, Kmart Corporation (February 23, 1993) and USX Corporation (January 26, 1990) as instances where Staff viewed proposals to limit sales of sexually explicit material as impermissibly "micromanaging" a company. It is true that the Staff has granted no-action relief as to proposals about the details of retailers' decisions on exactly which products to sell within a given category – such as what types of videos or which safer kinds of toys (Family Dollar Stores, Inc. (Nov. 6, 2007, reconsideration denied, Nov. 20, 2007). Such proposals, however, are readily distinguishable from one seeking a report on ending sales of the entire broad product category of tobacco products, based on a grave public health risk that cannot be minimized by the retailer selecting a different product from within that broad category.

Finally, the Company cited two more recent grants of no-action advice, but those proposals were concerned with the viability of a company's cage-free egg policy, and the ending of all bird sales. Wal-Mart Stores, Inc. (March 24, 2008); PetSmart, Inc. (April 14, 2006). Those situations are not as grave as those covered by the Proposal, which relates to efforts to control perhaps our greatest public health risk.

On the basis of the 1998 Release and the Staff Legal Bulletins, and the enormous amount of current public attention and concern surrounding limitations on tobacco use and sale, CVS's request for no-action relief under Rule 14a-8(i)(7) should be denied.

4. The Proposal does not seek an internal assessment of risks or liabilities.

As a further basis for excluding the Proposal, CVS claims that the Proposal impermissibly seeks (to quote SLB 14C) "an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health..." On their face, however, the Proposal's Resolved Clause and supporting statement do not seek an internal risk evaluation, but rather, a report on the Company's response to the rising pressures to halt sales of tobacco products. Similarly, the whereas clauses do not mention risks or liabilities, but rather state that cigarette smoking is a leading cause of illness and premature death, and that a number of governmental jurisdictions and major prescription drug retailers have banned the sale of tobacco products in pharmacies. There is no reference anywhere in any part of the Proposal to any "risks or liabilities," or to an assessment of them.

Consequently, the Proposal is easily distinguishable from the proposals in the three no-action letters the Company cites, in that the whereas clauses in each of them focus instead on economic or financial risks to those companies. See Pulte Homes, Inc. (March 1, 2007) (noting that "The marketing frenzy swirling around the word 'green' resembles a new gold rush" and "Taking action to improve energy efficiency can result in financial and competitive advantages to the company;" (emphases added.); Centex Corporation (May 14, 2007) ("... taking early action to reduce emissions and prepare for standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to deal with the realities of a carbon constrained economy" (emphasis added.); ONEOK, Inc., (February 7, 2008) ("The real questions are what the pace of the [energy] transition will be and who will be the winners and losers" and "The California Public utilities Commission now expects all utilities to add a greenhouse gas cost of $ 8/ton of CO [2] in all long-term power contracts, and the Colorado Public Utilities Commission agreed that Xcel Energy should assume a $ 9 per ton cost for a new coal power plant.")

In short, the Proposal does not impermissibly seek an assessment of CVS's risks or liabilities from the sale of tobacco, but instead properly seeks a report on steps to end tobacco sales.

For all of the reasons set forth under subheadings 1 through 4, above, the Company should not be permitted to exclude the Proposal under Rule 14a-8(i)(7).

II. THE PROPOSAL IS RELEVANT TO THE COMPANY'S BUSINESS AS A WHOLE AND MAY NOT BE OMITTED UNDER RULE 14A-8(I)(5).

CVS may not omit the Proposal under Rule 14a-8(i)(5) simply because its tobacco sales account for less than 5% of its sales. In adopting the predecessor to the (i)(5) exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard. That is because there are many instances in which the matter involved in a Proposal is significant to an issuer's business even though the significance is not apparent from an economic standpoint. Release No. 34-12999 (December 3, 1976). In situations "where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, and the issuer conducts any such business, no matter how small, the staff has not issued a "no-action" letter with respect to the omission of the proposal..." Release No. 34-20091 (August 16, 1983).

In an analogous situation, the Staff recently found that a company was unable to exclude a proposal under Rule 14a-8(i)(5). ITT Corporation (March 12, 2008). In ITT, the proponents argued that the company made no real effort to establish that the shareholder proposal for a report on foreign weapons sales is "not otherwise significantly related to the Company's business." As in the instant situation, the statements in its 10-K that the company referenced related only to an economic standard, and did not have any probative value on the question of whether the proposal was "otherwise significantly related" to the company's business.

The Company cites Tribune Company (January 27, 1994) and American Stores (March 25, 1994) as precedent for allowing exclusion of proposals pertaining to tobacco when tobacco sales were less than 5% of total company revenues. As discussed above at pp. 2-6, the circumstances regarding the public debate and view of tobacco sale and use have changed dramatically since the 1990's. Governments, health experts and individual retailers now view the sale of tobacco products not only as causing terrible harm to health and society, but also as so troubling that bans on sale and use are justified and necessary. As a consequence of all these factors, the sale of tobacco products is significantly related to the Company's business and CVS's reputation is seriously affected. As in ITT, the reputational effects of those sales should preclude the Company from omitting, under Rule 14a-8(i)(5), shareholder proposals relating to those sales. See also Halliburton Company (March 14, 2003) (reputational effects of doing business in Iran made (i)(5) exclusion inapplicable).

Separately, the Proposal may not be excluded under Rule 14a-8(i)(5) because tobacco sales, even if less than 5% of revenues, are responsible for bringing in a much greater percentage of the Company's retail business. CVS Chief Executive said of cigarette sales and the other business they bring in, "It's a big number from a dollar standpoint. It's a big number from an ancillary sales standpoint." Reuters (11/14/07). A Walgreen Company spokesman said that his company feared that the tobacco ban in Boston would have consequences beyond the sales of cigarettes. "Many times, a person who smokes will come in and buy a package of cigarettes and some other items, so we lose not only the tobacco sale, but those other items they also pick up on the same shopping trip." The Boston Globe (12/12/08). Where a business activity has implications for company business that go beyond the current dollar amounts of that activity, the Staff has denied relief under Rule 14a-8(i)(5). See CONSOL Energy Inc. (March 23, 2007) (company's electricity generating activities, although less than 5% of revenues, were a key part of its long term future strategy).

Because the Company has failed to establish that the Proposal is "not otherwise significantly related to the company's business," it should not be permitted to exclude it under Rule 14a-8(i)(5).

III. CONCLUSION

The Proposal pertains to ending tobacco sales by a major nationwide pharmacy chain, a matter of very significant public concern, and does not seek a report on financial or economic impacts to the Company, and so does not relate to "ordinary business." The Proposal does pertain to a matter that poses significant reputational risk to the Company. Accordingly, the Company has failed to meet the burden of showing that the Funds' Proposal may be excluded under 14a-8(i)(7) or 14a-8(i)(5).

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your time and consideration.

Very truly yours,



Janice Silberstein
Associate General Counsel

cc: Ning Chiu, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

January 5, 2009

Re: Stockholder Proposal of the Office of the Comptroller of New York City Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "**Company**" or "**CVS**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the Office of the Comptroller of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (the "**Proponent**"), on October 28, 2008 (the "**Proposal**") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2009 Annual Meeting of Shareholders (the "**2009 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Proposal from its 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2009 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2009 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal requests that:

> The Board of Directors prepare a report to be made available to shareholders by November 30, 2009, on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.

A copy of the Proposal is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(5) and Rule 14a-8(i)(7) for the reasons discussed below.

Rule 14a-8(i)(5)

The Company believes that the Proposal may be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(5) because it relates to operations that account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

For its most recently reported fiscal year (2007), the Company confirms that the sale of tobacco products accounted for substantially less than 5% of each of its gross sales, net earnings and total assets. The Company is the largest provider of prescription drugs in the nation and fills or manages more than one billion prescriptions annually. It conducts business through more than 6,800 CVS/pharmacy stores; the Caremark Pharmacy Services division (pharmacy benefit management, mail order and specialty pharmacy); its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com. CVS/pharmacy stores sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods. These general merchandise items are distinct from prescription drugs and are specifically referred to by the Company in its public filings with the Commission Securities and Exchange Commission 3 January 5, 2009 as "front-store products."

CVS Form 10-K for the year ended December 29, 2007 (the "**CVS 2007 Form 10-K**"). Tobacco products are only one of 81 categories of front-store products and a handful of the approximately 20,000 varieties of items sold. The Company's primary lines of business are pharmacy services and retail drug sales (currently representing over 80% of revenues); tobacco products are therefore not otherwise significantly related to the Company's business.

The Staff has previously permitted the Tribune Company to exclude a shareholder proposal requesting that Tribune prepare a report to develop ethical and moral criteria providing guidelines relating to cigarette advertising in Tribune publications, given that the amount associated with Tribune's revenues from cigarette advertising was less than 5 percent and that cigarette advertising was not otherwise significantly related to Tribune's business. *Tribune Company* (Jan. 27, 1994). See also *Mead Corporation* (Jan. 31, 1994) (permitting the exclusion of a shareholder proposal requesting that the registrant prepare a report on NAFTA's anticipated effect on its competitive strategies and long-term shareholder value on the basis that Mead's business in Mexico is less than 5 percent of its total operations). The Staff also allowed American Stores Company to exclude a shareholder proposal asking American Stores to cease selling tobacco products in its stores, on the basis that the company's sale of tobacco products was less than 5 percent of its revenues, and that those operations were not otherwise significantly related to American Store's business. *American Stores Company* (Mar. 25, 1994).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. *Exchange Act Release No. 34-12999* (Nov. 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Furthermore, the Commission has previously addressed the exclusion from proxy materials of proposals requesting reports to shareholders on ordinary business matters, and declared that "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." *Exchange Act Release No. 34-20091* (Aug. 16, 1983).

The Commission has clarified the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implicating complex policies."

CVS believes that the Proposal can be properly excluded under Rule 14a-8(i)(7). Not only does the subject matter of the Proposal deal with issues that are "fundamental to management's ability to run the company on a day-to-day basis," but the Proposal also seeks to "micro-manage" the affairs of the Company by attempting to impose merchandising decisions and risk assessment on the business operations of CVS.

The Subject Matter of the Proposal Relates to Decisions to Sell a Particular Product

As noted above, the Proposal requests that the Company's board of directors prepare a report on the Company's decision to sell tobacco products, a matter of ordinary business for the Company. The Staff has repeatedly held that decisions as to the sale of a particular product by a retailer involve ordinary business operations and thus proposals related to a company's product decisions may be omitted under Rule 14a-8(i)(7), including the sale of tobacco products. *Albertson's, Inc.* (Mar. 23, 2001) and *Walgreen Co.* (Sept. 29, 1997) (proposals that the company discontinue the sale of tobacco and tobacco-related products); *Wal-Mart Stores, Inc.* (Mar. 20, 2001) (proposal that the company discontinue the sale of tobacco and tobacco-related products by the end of the year) and *Albertson's, Inc.* (Mar. 18, 1999) (proposal that the company's board take steps necessary to assure that Albertson's no longer sells, advertises, or promotes tobacco products).

Similar to the Proposal received by the Company, shareholder proposals seeking that companies provide reports to shareholders involving the sale of a particular product line by a retailer have been determined by the Staff as excludable as an ordinary course business matter. *PetSmart, Inc.* (April 14, 2006) (proposal requesting that the board issue a report on whether PetSmart intends to end all bird sales in the face of evidence of overpopulation) and *Wal-Mart Stores, Inc.* (Mar. 24, 2008) (proposal requesting that the board issue a report on the viability of Wal-Mart's UK cage-free egg policy). The Staff has also permitted the exclusion of shareholder proposals as ordinary business matters that do not seek to impose an outright ban on the sale of tobacco products, but requests that management terminate such sales unless it can demonstrate that it is able to fully implement FDA regulations restricting youth access to tobacco. *J.C. Penney Company, Inc.* (Mar. 2, 1998); *CVS Corporation* (Mar. 2, 1998); *Rite Aid Corporation* (Mar. 5, 1997) and *Wal-Mart Stores, Inc.* (Mar. 3, 1997).

The Proposal Would Permit Shareholders to Micro-Manage the Company's Operations

As previously noted, the Company sells 81 categories of products (approximately 20,000 different items) through its CVS/pharmacy stores, not including the variety of prescription medication that it provides. In the retail environment, management's ability to select the merchandise that the stores offer based on financial, marketing and other reasons, is fundamental to its role in operating the business, and cannot be submitted to shareholders to micro-manage. As disclosed in the Company's filings with the Commission, the Company's strategy for the non-pharmaceutical products that it offers includes providing new and unique products, using innovative marketing and adjusting the mix of merchandise to match customers' needs and preferences. See CVS 2007 Form 10-K.

The Proposal seeks a report on the Company's response to "rising regulatory, competitive and public pressures to halt sales of tobacco products." Allowing shareholders to dictate the factors that management should consider in making merchandising decisions inappropriately delegates management's role to shareholders. The Staff has concurred with companies' requests to exclude proposals related to product offerings even when those products were controversial, and pose potential risk to the company's reputation. In addition to the no-action letters cited above related to the sale of tobacco products, the Staff has allowed the exclusion of proposals related to the sale of sexually explicit materials as ordinary business matters for the companies. *Kmart Corporation* (Feb. 23, 1993) and *USX Corporation* (Jan. 26, 1990).

The Proposal Relates to the Ordinary Business Matter of Evaluating Risk

While proposals relating to ordinary business operations are generally excludable under 14a-8(i)(7), the Commission has made an exception to this general rule for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. The Commission has noted that such proposals focusing on "sufficiently significant social policy issues... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters..." *Exchange Act Release No. 34-40018.*

A subset of social policy-related proposals is the group of proposals dealing with environmental and public health-related matters. The Staff has clarified the excludability of such environmental and public health-related proposals. In Staff Legal Bulletin No. 14C (CF), released June 28, 2005 (the "**June 2005 Bulletin**"), the Staff noted that "each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues." We view the June 2005 Bulletin as the Staff's effort to clarify the distinction between proposals that truly focus on significant social issues, and thus cannot be excluded, and proposals that merely implicate such issues while remaining focused on ordinary business operations, and thus may be properly excluded by the company. The Staff framed this distinction in the following manner:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7)."

As with Exchange Act Release No. 40018, the distinction that the Staff made in the June 2005 Bulletin was based upon the focus of the proposal. Shareholder proposals that focus externally, on the general impact of a business practice on the environment or the health of the public at large, are deemed to deal with broader policy issues, and thus cannot be properly excluded under Rule 14a-8(i)(7). However, if a proposal is focused on a company's making an internal risk assessment of activities that may have an adverse effect on the environment or the public health, the company may properly exclude such a proposal from its proxy materials, as it is deemed to address the ordinary business operations of the company.

We believe that the Proposal is the type of excludable proposal that the Staff identified in the June 2005 Bulletin, in which the Staff explained its approach to examining such proposals under Rule 14a-8(i)(7): "In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." The Proposal clearly calls on CVS to undertake an internal assessment of the risks and benefits of the Company's current decision to sell tobacco products in its stores, by creating a risk report and distributing it to shareholders. The supporting statement notes that "cigarette smoking is a leading cause of illness and premature death in the United States," that "a number of governmental jurisdictions in the US and abroad have banned sales of tobacco products in pharmacies, or are considering legislation to do so" and that "several major prescription drug retailers have already banned sales of tobacco products in their retail outlets."

The Proposal asks the Company to report on how it is "responding to rising regulatory, competitive and public pressures" to cease selling tobacco products, indicating that the subject matter of the Proposal is focused on an internal assessment of risk, in particular, on regulatory, competitive and reputational risks, stemming from its decisions to continue to sell tobacco products, and with a focus on the fundamental business decision of whether to cease selling tobacco products. The Staff has consistently taken the position that shareholder proposals requesting that companies evaluate these exact same types of risks in connection with their business decisions are excludable. *ONEOK, Inc.* (Feb. 7, 2008) (proposal requests a report on how the company is responding to rising regulatory, competitive, public pressure to significantly reduce carbon dioxide and other emissions from the company's operations). *Centex Corporation* (May 14, 2007) (proposal requests that the board assess how the company is responding to rising regulatory, competitive and public pressure to address climate change). *Pulte Homes, Inc.* (Mar. 1, 2007) (proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency). As such, the Proposal and supporting statement, focusing on the Company's internal risks and business decisions, and not on an overall social policy issue, address matters that should be left to the business judgment of management.

The Company does not Manufacture the Products in Question

We note that the Staff has previously distinguished manufacturers and the vendors of products with respect to shareholder proposals that involve tobacco, firearms and other products that may be deemed to raise significant policy issues, and has agreed to permit the exclusion of proposals relating merely to the sale of these products by vendors. In contrast to the no-action letters cited above involving companies that only sell tobacco products in its stores, the Staff has not permitted companies that were directly or substantially engaged in the manufacture of tobacco products to exclude shareholder proposals related to such products. *Philip Morris Companies, Inc.* (Feb. 22, 1990) and *Kimberly-Clark Corporation* (Feb. 22, 1990). CVS has no involvement in the manufacture of tobacco products.

In summary, CVS's decision to offer certain products in its retail stores is not an appropriate subject for shareholder consideration, and the Proposal should therefore be excludable as part of CVS's ordinary business choice.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2009 Proxy Materials under Rule 14a-8(i)(5) and Rule 14a-8(i)(7).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2009 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Ning Chiu

Attachment

cc w/ att: Patrick Doherty (Office of the Comptroller of New York City)

Tom Moffatt (CVS)

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
OCT 31 2008
LEGAL DEPARTMENT

October 28, 2008

Mr. Zenon Lankowsky
Corporate Secretary
CVS Caremark Corporation
One CVS Drive
Woonsocket, RI 02895

Dear Mr. Lankowsky:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of CVS Caremark Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:ma
Enclosures
CVS – Tobacco sales

DRUGSTORE TOBACCO SALES/ CVS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS, CVS /Pharmacy is the nation's largest retail pharmacy chain, with approximately 6,200 stores across 38 states, filling one in seven drug prescriptions issued in the US each year, and

WHEREAS, CVS Pharmacies also sell cigarettes and other tobacco products, and

WHEREAS, cigarette smoking is a leading cause of illness and premature death in the United States, and

WHEREAS, a number of governmental jurisdictions in the US and abroad have banned sales of tobacco products in pharmacies, or are considering legislation to do so, and

WHEREAS, several major prescription drug retailers have already banned sales of tobacco products in their retail outlets,

THEREFORE, shareholders request that the Board of Directors prepare a report to be made available to shareholders by November 30, 2009, on how the company is responding to rising regulatory, competitive and public pressures to halt sales of tobacco products. This report shall be prepared at reasonable cost and contain no proprietary or confidential information.